Filed by Maxim Integrated Products, Inc. pursuant to

Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended.

Subject Company: Maxim Integrated Products, Inc.

Commission File No.: 001-34192

The following talking points and FAQs were provided to certain employees of Maxim Integrated Products, Inc. on August 11, 2020:

Maxim / ADI

Talking Points with Customers Before Transaction Close

Document Purpose: This document is to assist Maxim employees in customer-facing roles to handle customer questions during the period before the Maxim / ADI transaction closes.

During the pre-closing period, Maxim and ADI will be developing plans to ensure that the transition after closing will be as seamless as possible for customers. For the time being, Maxim and ADI remain separate and independent companies, continue to be competitors, and will be conducting “business as usual.”

We currently expect the transaction to close in the summer of 2021. As we work to complete the transaction, there will be no change to our existing engagements and business operations; we will continue to follow our ordinary course of business.

Here are the high-level messages you can share with customers.

•	On Monday, July 13, 2020, Analog Devices and Maxim Integrated announced that the parties reached an agreement under which ADI and Maxim would combine companies.

•	The combined companies share a focus on engineering excellence, providing world-class products and system solutions that empower design innovation.

•

By bringing together our two complementary portfolios, ADI and Maxim will push the limit of innovation and be better positioned to develop more complete systems and solutions, which will benefit our customers.

•	We currently expect the transaction to close in the summer of 2021. Until the transaction closes there will be no change to our existing engagements and business operations.

•	We want to assure our customers that our focus will remain on providing you with continued excellent engineering, sales, technical and operational support.

•	All interactions with Maxim customers are business as usual, and our primary focus will remain on sustaining the continuity of quality products and services which our customers have come to expect.

•

We obviously cannot comment on what ADI plans to do with Maxim’s products after the transaction closes, but ADI has a long-standing policy of not discontinuing products. If customers have questions, please direct them to ADIs Product Lifecycle Information on their website.

We expect that customers will have questions around three principal topic areas:

1)	Will Maxim and then ADI continue to invest in new products for my systems?

2)	Will Maxim and then ADI provide strong technical and logistics support for me?

3)	Will Maxim and then ADI discontinue products I need in my systems?

Communications to customers should be very crisp and short, focusing on which end-market(s) they participate in. It is not necessary to talk about end-markets they are not in.

If the customer is in INDUSTRIAL (Factory automation, medical, ATE, financial terminals, etc.)

•	The ADI + Maxim combination will have ~$3.6B in revenue in this major end-market.

•	It will be natural for the companies to continue to invest, support customers and continue to sell long-lived products for years to come.

If the customer is in COMMUNICATIONS (5G, cloud, base stations, networking, etc.)

•	The ADI + Maxim combination will have ~$1.7B in revenue in this major end-market.

•	It will be natural for the companies to continue to invest, support customers and continue to sell long-lived products for years to come.

•	The ADI CEO specifically mentioned the complementary nature of the two product portfolios in cloud datacenter during the investor call while announcing the merger.

If the customer is in AUTOMOTIVE

•	The ADI + Maxim combination will have ~$1.5B in revenue in this major end-market.

•	It will be natural for the companies to continue to invest, support customers and continue to sell long-lived products for years to come.

•	The ADI CEO specifically mentioned the complementary nature of the two product portfolios in automotive during the investor call while announcing the merger.

If the customer is in CONSUMER (smartphones, gaming, cameras, tablets, etc.)

•	The ADI + Maxim combination will have ~$1.4B in revenue in this major end-market.

•	It will be natural for the companies to continue to invest and support customers for years to come.

To address questions from your customers, please use the FAQs provided below.

Will customers receive regular updates during the transaction timeline?

We will not be providing periodic updates to customers on the transaction approvals process.

How do we handle current customer engagements, technical support and customer operations?

All customers should continue to follow their current process for engaging Maxim BU and sales teams, distribution partners and sales reps. Maxim employees will be notified before the company implements any changes in normal operations that would impact our customers. Please continue to reinforce to customers that Maxim operates as usual, and nothing changes at this point.

How do we handle the engagement of new customers and partners?

Nothing has changed in our sales process. All teams should continue to discover and engage new customers and partners and expand existing relationships, as usual.

How do we handle customers’ questions on Maxim products that are currently in development?

Maxim products currently in development will continue to be developed. If your customer has a custom development project, please discuss details with the specific Business Unit that is developing the custom product.

How do we handle questions about our new product definition process?

Nothing has changed in our normal process with customers or with our Maxim teams on new product definitions. Maxim in our normal process never guarantees the development of the product.

Can we discuss the continuation of product roadmaps and product investment decisions with our customers?

Until the transaction closes, Maxim will continue its R&D investment and we will continue to execute on our product roadmaps. Its business as usual. After the transaction closes, ADI will make decisions for the combined company, which is expected to have approximately $1.5 billion in annual R&D investment.

How do we handle questions about new product ideas?

Nothing has changed in our normal process of discovering and providing the BU teams ideas on new products. Everyone is expected to follow the existing process for gathering and reviewing new product ideas. If you are not familiar with the process, here is the link to the Maxim Employee Portal where employees are encouraged to submit their new product ideas.

Will the ordering process change?

No. Customers will continue to place orders as normal. Customers will be notified in advance of any changes.

Will customers still get samples?

Yes, customers will follow the same channel and contacts processes they are accustomed to using for these requests.

What will happen to current customer contracts and terms and conditions with Maxim?

We intend to honor our existing contracts and terms and conditions are still valid. As a general matter our contracts will remain in place after the transaction with ADI.

Will there be changes to Maxim’s manufacturing operations?

We do not anticipate any immediate changes to Maxim’s manufacturing model or operations. Maxim will continue to invest in capacity as it normally would to ensure supply chain assurance. If the transaction is completed, we expect that it may take some time to integrate the two companies’ manufacturing operations, and updates will be shared with customers, as necessary.

Will the part numbers, markings, ordering minimum, multiples, or lead times change?

Until the transaction closes, these items will remain intact. We are not aware of any changes ADI is planning.

Will pricing change?

Our normal pricing policies remain in effect until the transaction closes.

Are there any changes to shipping logistics?

No. While the transaction is pending, we will continue to operate in the ordinary course and products will continue to ship from the same location. All invoicing, labels and boxes will continue to follow normal operations. Customers will be notified in advance of any changes.

Will backlog and current committed ship dates change?

While the transaction is pending, it remains business as usual and our supply chain will remain the same. The current backlog and commit dates will not change because of the announcement. No action is required at this time. We will provide notice of any changes and we of course will guide our customers through the change process.

Will my VMI program be discontinued if we merge with ADI?

Until the transaction closes, we are committed to these programs and we will notify customers if any changes are planned. ADI will make decisions on VMI programs post transaction close.

How do customers handle quality assurance requests and issues?

Customers will continue to follow the current process for quality requests. Customers will be notified in advance of any changes.

How do we handle request from customers if they need reassurance on the continuation of specific products?

Until the deal closes, we continue to operate as a separate, independent company and customers will continue to benefit from our long-established policy regarding obsolescence. Please remind customers we have a specific process for product obsolescence. For specific details, please reference or direct customers to our public website where we discuss our corporate policy for Product Obsolescence.

Reminder of Our Operating Rules Prior to Transaction Close

While the transaction is pending, Maxim will continue to be a separate, independent company, and it will be business as usual. The processes by which two companies operate during the period after a merger is agreed upon and prior to closing, is heavily regulated, and everyone at Maxim needs to strictly adhere to the following rules until the merger closes:

1.	Maxim and ADI must continue to operate separately and independently in the normal course until the transaction closes – which the parties currently estimate to be in the summer of 2021.

2.	Maxim must not take direction from ADI or otherwise alter any business activities. Business should continue as usual.

3.	Congratulatory communications from others/former employees are generally fine, but you may not discuss any aspect of the pending business combination with third parties.

4.	Do not discuss ADI, the pending business combination, integration, post-merger speculation, any confidential information, etc., with acquaintances you have at ADI.

5.	Do not accept any confidential information from ADI employees.

6.

We expect that a designated team will be formed to plan for the post-closing integration of the companies, however no integration steps will be implemented until the merger closes. No other Maxim employee is authorized to conduct integration discussions internally or with ADI.

7.

Competitively sensitive information must be reviewed and approved by counsel before disclosure to ADI. No competitively sensitive information may be exchanged between Maxim and ADI employees without prior approval of counsel and subject to certain agreed procedures.

Finally, if you have any questions or concerns about engaging with customers or any questions about how to operate during this period, please contact Mark Casper or Ed Medlin.

Forward Looking Statements

This communication relates to a proposed business combination transaction between Analog Devices, Inc. (“ADI”) and Maxim Integrated Products, Inc. (“Maxim”). This communication contains “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements address a variety of subjects, including, for example, projections as to the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined organization’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, and the anticipated closing date for the proposed transaction. Statements that are not historical facts, including statements about ADI’s and Maxim’s beliefs, plans and expectations, are forward-looking statements. Such statements are based on ADI’s and Maxim’s current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. Forward-looking statements often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “estimate,” “would,” “target” and similar expressions, as well as variations or negatives of these words. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: the uncertainty as to the extent of the duration, scope and impacts of the COVID-19 pandemic; political and economic uncertainty, including any faltering in global economic conditions or the stability of credit and financial markets, erosion of consumer confidence and declines in customer spending; unavailability of raw materials, services, supplies or manufacturing capacity; changes in geographic scope or product or customer mix; changes in export classifications, import and export regulations or duties and tariffs; changes in ADI’s or Maxim’s estimates of their expected tax rate based on current tax law; ADI’s ability to successfully integrate Maxim’s businesses and technologies; the risk that the expected benefits and synergies of the proposed transaction and growth prospects of the combined company may not be fully achieved in a timely manner, or at all; adverse results in litigation matters, including the potential for litigation related to the proposed transaction; the risk that ADI or Maxim will be unable to retain and hire key personnel; the risk associated with ADI’s and Maxim’s ability to obtain the approvals of their respective shareholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the risk that any regulatory approval, consent or authorization that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; unanticipated difficulties or expenditures relating to the transaction, the response of business partners and retention as a result of the announcement and pendency of the transaction; uncertainty as to the long-term value of ADI’s common stock; and the diversion of management time on transaction-related matters. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to ADI’s and Maxim’s respective periodic reports and other filings with the SEC, including the risk factors contained in ADI’s and Maxim’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent management’s current expectations and are inherently uncertain and are made only as of the date hereof. Except as required by law, neither ADI nor Maxim undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, ADI intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of ADI and Maxim and that also constitutes a prospectus of ADI. Each of ADI and Maxim may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that ADI or Maxim may file with the SEC. The definitive joint proxy statement/prospectus (if and when available) will be mailed to stockholders of ADI and Maxim. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus (if and when available) and other documents containing important information about ADI, Maxim and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ADI will be available free of charge on ADI’s website at http://www.analog.com or by contacting ADI’s Investor Relations Department by email at investor.relations@analog.com or by phone at 781-461-3282. Copies of the documents filed with the SEC by Maxim will be available free of charge on Maxim’s website at investor.maximintegrated.com or by contacting Maxim’s Investor Relations department by phone at 408-601-5697.

Participants in the Solicitation

ADI, Maxim and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of ADI, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in ADI’s proxy statement for its 2020 annual meeting of shareholders, which was filed with the SEC on January 24, 2020, and ADI’s Annual Report on Form 10-K for the fiscal year ended November 2, 2019, which was filed with the SEC on November 26, 2019. Information about the directors and executive officers of Maxim, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Maxim’s proxy statement for its 2019 annual meeting of shareholders, which was filed with the SEC on September 27, 2019, and Maxim’s Annual Report on Form 10-K for the fiscal year ended June 29, 2019, which was filed with the SEC on August 21, 2019. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from ADI or Maxim using the sources indicated above.